UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  May 5, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

May 5, 2008

TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

Frankfurt Trading Symbol: QLD

 ALBERTA STAR RECEIVES FULL AUTHORIZATION TO PROCEED WITH DRILL PERMITTING FOR THE DEVELOPMENT OF THE ELDORADO SOUTH IOCG & URANIUM PROJECT

Alberta Star Development Corp., (the Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), and on the Frankfurt Exchange (QLD) is pleased to announce that the Company has formally signed an amendment to their original “Master Access & Benefits” agreement (the Agreement”) with the Deline Land Corporation allowing it to proceed with the permitting and  development of the Eldorado South IOCG & uranium project.  The agreement expands the surface exploration work which will encompass the Company’s newly developing exploration project known as the Eldorado South IOCG & uranium project.

President and CEO, Tim Coupland, who signed this amendment to the “Master Access & Benefit Agreements” with Peter Menacho, President of the Deline Land Corporation, commented: “This is another significant milestone for the Company and again, showcases the Company’s dedication and  long term working relationship with the Sahtu Dene & Métis peoples of the region. The Company continues to foster responsible and sustainable long term development of mineral exploration goals in the Great Bear Lake region of Canada’s Northwest Territories. We are proud to successfully sign the amendment to the original agreement signed in 2005 with the Sahtu Dene & Métis and expanding the Company’s project development in this region. The Company has taken a key leadership role within the mineral exploration industry in the Northwest Territories by actively consulting and negotiating and furthering the process which has enabled the Company to complete and ratify this agreement.” The Company has created and maintained their strong partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of the Deline District, NT. The Company considers its long term relationship and the well being of the community of Deline, as the cornerstone to a successful and long term working and business relationship with the Sahtu Dene & Metis peoples.

The Company and its Board of Directors would like to thank Peter Menacho, President of the Deline Land Corporation, the directors of Deline Land Corporation, the Sahtu Dene & Métis peoples and the Community of Deline, Northwest Territories for their consultation and show of support. The Company would also like to thank the community under the leadership of Chief Raymond Tutcho for the continued vote of support for the Eldorado & Contact Lake IOCG and uranium projects and now for their vote of support with the Company’s long term development objectives at the Eldorado South IOCG & Uranium Project.

The Company intends to base its 2008 exploration program on the Company’s previous exploration programs and will focus on expanding newly discovered mineral zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado, Contact Lake and Eldorado South IOCG and uranium project areas. The May 2, 2008 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $65.00 US per pound

ELDORADO SOUTH  IOCG & URANIUM CLAIMS

The Eldorado South uranium claims consist of sixteen contiguous claims located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife, and consists of 15,055.31 hectares (37,202.32 acres).  The anomalous area of the Eldorado south uranium claims includes several large radiometric anomalies of up to 2.5 kilometers in length and suggests a potentially significant near surface uranium target. These large uranium anomalies have never been explored nor drill tested.  The airborne geophysical survey was conducted in July 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacings and was completed under hot, sunny and dry weather conditions. Several of the larger anomalies show uranium radiometric signatures of comparable or greater in strength, to the known zones of uranium mineralization already identified on the Company’s uranium properties.

The Company intends to begin a detailed regional reconnaissance scale sampling and mapping program on the newly staked Eldorado south IOCG & uranium claims. The Company intends to rapidly advance its IOCG & uranium exploration and drilling activities in 2008 and continue with development of its strategically owned assets in the Eldorado, Contact Lake and Eldorado South uranium and IOCG districts.

ELDORADO & CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED

The Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application submitted in April 2007 has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. The Company is finalizing a second detailed and expanded TEK environmental baseline study for the Eldorado South region which will be submitted to conclude the final stage of the Eldorado South permitting process.  This prospective IOCG & uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base, precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.